ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

April 2, 2018

Nathan D. Briggs T +1 202 626 3909 F +1 202 383 9308 nathan.briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Kenneth Ellington

Re:	DoubleLine Funds Trust (“DFT”), File Nos. 333-164298 and 811-22378; DoubleLine Opportunistic Credit Fund (“DBL”), File Nos. 333-175891 and 811-22592; and DoubleLine Income Solutions Fund (“DSL” and, together with DFT and DBL, the “Trusts”)[1], File Nos. 333-186045 and 811-22791.

Dear Mr. Ellington:

This is in regard to our telephone conversation on February 22, 2018 regarding the staff’s (the “Staff”) oral comments on DFT’s annual report to shareholders for the period ended March 31, 2017, which was filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2017 (the “DFT Annual Report”), and DBL’s and DSL’s annual reports to shareholders for the period ended September 30, 2017, which were filed with the Commission on November 29, 2017, as amended with filings on February 22, 2018.

A summary of the Staff’s comments, and the Trusts’ responses thereto, are set forth below. Unless otherwise noted, the Trusts will make any applicable changes in response to these Comments in the Trusts’ next N-CSR and N-SAR filings, as applicable.

1.

Comment: A significant portion of the realized gain and loss for DoubleLine Multi-Asset Growth Fund (“MAG”) appears to have been generated through the use of derivatives. However, the Fund’s “Management’s Discussion of Fund Performance” (“MDFP”) does not discuss the use of derivatives. Please consider the Fund’s MDFP as it relates to derivatives in light of the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010, http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response: The Fund has considered the guidance referenced in this Comment and will add disclosure to the Fund’s MDFP disclosure relating to the use of derivatives in the Fund’s next annual shareholder report consistent with such guidance.

1 Each series of DFT, as well as each of DBL and DSL, are herein referred to as a “Fund” or the “Funds.”

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2.

Comment: In the “Standardized Performance Summary” section of the DFT Annual Report, the Funds’ expense ratios disclosed are the expense ratios as disclosed in the Funds’ current prospectuses. Accordingly, please add disclosure to this section that refers the reader to the “Financial Highlights” section of the DFT Annual Report for more recent expense ratios.

Response: The Fund will add disclosure substantially similar to the following to the section referenced in this Comment:

Please refer to the Financial Highlights section of the Financial Statements for more recent expense ratios.

3.

Comment: In the DFT Funds’ Schedules of Investments, consider presenting shares of exchange-traded funds and shares of common stock held by a Fund as separate asset categories. See footnote 2 to Rule 12-12 of Regulation S-X.

Response: DFT respectfully declines to make the requested change. Rule 12-12 of Regulation S-X does not specifically require that shares of exchange-traded funds and common stocks be designated as separate investment types. Given that (i) shares of exchange-traded funds and common stocks are both traded on national securities exchanges, (ii) the current heading in the Funds’ Schedules of Investments clearly states that the category includes both common stocks and exchange-traded funds, and (iii) both common stocks and exchange-traded funds are relatively small holdings of the relevant Funds, DFT believes it is reasonable to continue to group such holdings in the same category and that such grouping does not conflict with Rule 12-12.

4.

Comment: With respect to the DFT Annual Report, please confirm whether there are any fees payable to the Trustees of DFT as of the period end. If so, please include those as a line item in the Statement of Assets and Liabilities. See Rule 6-04(12) of Regulation S-X.

Response: DFT will include any such amounts in the Funds’ Statements of Assets and Liabilities in accordance with Rule 6-04(12) of Regulation S-X in DFT’s next shareholder report.

5.

Comment: With respect to DoubleLine Core Fixed Income Fund, DoubleLine Floating Rate Fund, DoubleLine Flexible Income Fund, and DoubleLine Shiller Enhanced CAPE®, please add a commitment and contingency line item to those Funds’ Statements of Assets and Liabilities and include a parenthetical cross reference to the appropriate note in the Notes to Financial Statements that discloses the Funds’ unfunded commitments. The Staff notes that DBL, for example, includes such disclosure. See Rule 6-04(15) of Regulation S-X.

Response: The Funds confirm that such line item will be added to the extent applicable in the Funds’ next shareholder report.

6.

Comment: In the Statement of Operations in the DFT Annual Report, please confirm that any non-cash dividends are separately presented if they are greater than 5% of a Fund’s total income, as required by Rule 6-07(1) of Regulation S-X.

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Response: DFT confirms that the Funds did not receive non-cash dividends in an amount greater than 5% of a Fund’s total income and that such amounts will be separately presented in the Trust’s next shareholder report to the extent required by Rule 6-07(1) of Regulation S-X.

7.

Comment: With respect to DSL and DoubleLine Floating Rate Fund, if such Funds receive consent, fee, or amendment income in connection with bank loans, please confirm that such amounts are disclosed separately on the Fund’s Statement of Operations if they are greater than 5% of the Fund’s total income as required by Rule 6-07(1) of Regulation S-X.

Response: The Funds confirm that the Funds did not receive such income in an amount greater than 5% of a Fund’s total income and that such amounts will be separately presented in the Funds’ next shareholder report to the extent required by Rule 6-07(1) of Regulation S-X.

8.

Comment: With respect to DSL’s and DBL’s Financial Highlights, the Staff notes that the ratio of expenses excluding interest expense to average net assets is not required to be disclosed. Please remove such disclosure or disclose it as a footnote.

Response: The Funds will consider removing or moving such disclosure to a footnote in the Funds’ next shareholder report.

9.

Comment: With respect to each of DBL and DSL, the Staff notes that Note 1 in the Notes to Financial Statements states that the Fund is currently operating as a diversified fund but has previously operated as a non-diversified fund and may operate as non-diversified in the future to the extent permitted by applicable law. Please confirm that, if the Fund has been operating as diversified for more than three years, the Fund will receive shareholder approval prior to changing the status back to non-diversified.

Response: The Funds so confirm.

10.

Comment: With respect to DBL, in Note 2 to the Notes to Financial Statements, please discuss the terms of the collateral associated with the Funds’ reverse repurchase agreements. For example, please disclose whether the collateral can be rehypothecated, resold, or repledged.

Response: The Fund will consider adding disclosure regarding the terms of the collateral, including whether it can be rehypothecated, resold, or repledged, to the extent applicable in the Fund’s next shareholder report.

11.

Comment: With respect to DFT, in Note 2 to the Notes to Financial Statements under the section entitled “Security Valuation,” the Staff notes that the disclosure states that there were no transfers from or into Level 1. Please also disclose whether there are transfers from and into Level 2 and Level 3.

Response: The Funds respectfully note that information regarding transfers between Level 2 and Level 3 is included in the tables in Note 2 to the Notes to Financial Statements. However, the Funds

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will consider whether additional disclosure regarding transfers from, into or between Levels 2 and 3 would be appropriate in the Funds’ next shareholder report.

12.

Comment: With respect to MAG and DBL, in Note 2 to the Notes to Financial Statements under the section entitled “Security Transactions, Investment Income,” as it relates to income from residual or subordinated notes in collateralized loan obligation (“CLO”) vehicles, please confirm that the Funds use the effective interest rate method in accordance with the provisions of ASC 325-40 (Beneficial Interests in Securitized Financial Assets) and include related disclosure in future filings.

Response: The Funds confirm that they use the effective interest rate method and will include related disclosure in the Funds’ next shareholder report to the extent required.

13.

Comment: With respect to each of MAG and DoubleLine Strategic Commodity Fund, in Note 2 to the Notes to Financial Statements under the section entitled “Basis for Consolidation,” please confirm that the Fund’s subsidiary’s management fee, including any performance fee, is included as part of the Fund’s management fee disclosed in each Fund’s prospectus fee table. Please also confirm that the subsidiary’s other expenses are included as part of the Fund’s other expenses disclosed in the Fund’s prospectus fee table.

Response: The Funds confirm that the Funds’ subsidiaries’ management fees and other expenses are reflected in the Funds’ management fee and other expenses ratios, respectively, as shown in the Funds’ fee tables in the prospectus.

14.

Comment: With respect to DFT, in Note 3 to the Notes to Financial Statements, the period during which DoubleLine Capital LP can recoup fees appears to be longer than three years as it is based on a period within three fiscal years after the fiscal year in which such amounts were waived or reimbursed rather than three years from the date on which the amounts were waived or reimbursed. Referring to ASC 450-20-25 (Loss Contingencies) and SFAC 6, Elements of Financial Statements, paragraph 26, please confirm that management has performed the relevant analysis and determined that reporting a contingent liability is not necessary. In addition, please confirm that the Funds’ independent auditor has reviewed the analysis and agrees with the conclusion.

Response: Given the nature and provisions of the claw back feature, as well as management’s analysis performed, DFT has confirmed that reporting a contingency liability as suggested by this Comment is not necessary. In addition, DFT confirms that PricewaterhouseCoopers LLP, the Funds’ independent auditor, has conducted the relevant analysis in conjunction with the annual audits and agrees with management’s conclusion.

15.

Comment: With respect to DSL, in Note 9 to the Notes to Financial Statements, please disclose the average interest rate paid on the Fund’s borrowings under its credit facility. See Rule 6-07(3) of Regulation S-X and ASC 946-225.

Response: The Fund will include such disclosure in the Fund’s next shareholder report.

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16.

Comment: Please confirm that any applicable new accounting pronouncements that have been issued but not yet adopted have been disclosed in accordance with Staff Accounting Bulletin No. 74, Topic 11-M—A Focus on Disclosures for New Accounting Standards.

Response: The Trusts confirm that such disclosure is disclosed in accordance with the accounting standards cited in this Comment. However, there were no new such pronouncements during the relevant reporting periods and therefore none was disclosed.

17.

Comment: The Staff notes that, with respect to the Forms N-SARs filed on November 23, 2016 and November 22, 2017 for DSL and DBL and on May 26, 2017 for DFT, the reports of the independent registered public accountant included in such Form N-SARs did not contain the name or signature of the accounting firm, and the May 26, 2017 report also did not include the city and state of the accounting firm. Please confirm that the Funds retain signed copies of such reports and ensure that the missing items referenced in this Comment are included in future reports.

Response: The Funds confirm that they retain signed copies of the reports of the independent registered public accountants. The Funds also confirm that the missing items noted in this Comment will be included in the Funds’ next shareholder reports.

18.

Comment: With respect to DoubleLine Total Return Bond Fund, DoubleLine Low Duration Bond Fund, and DoubleLine Flexible Income Fund, please provide supplementally the percentage of each Fund’s net assets invested in below investment grade commercial mortgage-backed securities and residential mortgage-backed securities as of March 31, 2017 and December 31, 2017. The Staff may have additional comments following the response.

Response: Please see the tables below for the information requested:

Total Return Bond	3/31/2017	12/31/2017
CMBS	1.34%	1.56%
RMBS	19.25%	21.67%

Low Duration	3/31/2017	12/31/2017
CMBS	3.92%	3.21%
RMBS	9.60%	8.36%

Flexible Income	3/31/2017	12/31/2017
CMBS	3.48%	3.36%
RMBS	23.80%	20.61%

19.	Comment: With respect to DoubleLine Low Duration Bond Fund and DoubleLine Flexible Income Fund, please provide supplementally the percentage of each Fund’s net assets invested in below

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investment grade CLOs as of March 31, 2017 and December 31, 2017. The Staff may have additional comments following the response.

Response: Please see the tables below for the information requested:

Low Duration	3/31/2017	12/31/2017
CLO	0.00%	0.00%

Flexible Income	3/31/2017	12/31/2017
CLO	3.95%	4.64%

20.

Comment: The financial statements for DoubleLine Total Return Bond Fund, DoubleLine Low Duration Bond Fund, DoubleLine Flexible Income Fund, and DoubleLine Selective Credit Fund indicate that each Fund had investments in non-agency mortgage-backed securities (“PMBS”) that exceeded 25% of the value of each Fund’s total assets as of March 31, 2017. In addition, each Fund’s registration statement states that the Fund takes the position that PMBS are not part of any industry for purposes of the Fund’s concentration policy. Please explain the basis for the belief that issuers of PMBS do not constitute a part of any industry.

Response: The Funds are not aware of any published guidance from the Commission or its Staff that establishes or sets forth the view that PMBS are part of an industry. In addition, the Funds note that the referenced disclosure is consistent with the position taken and disclosed by a large number of other registered investment companies.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan D. Briggs

Nathan D. Briggs

cc:	Mr. Ronald R. Redell

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.